                                                 -----------------------------
                                                         OMB APPROVAL
                                                 -----------------------------
                                                    OMB Number:  3235-0145
                                                  Expires:  October 31, 2002
                                                   Estimated average burden
                                                 hours per form . . . . 14.90
                                                 -----------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _________)*


                         World Commerce Online, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.001 par value
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   98144Q10
          ---------------------------------------------------------
                                (CUSIP Number)

                            Juan Carlos Campuzano
                     Interprise Technology Partners, L.P.
                     1001 Brickell Bay Drive, 30th Floor
                             Miami, Florida 33131
                                (305) 374-6808
------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 14, 2001
          ---------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(d), 240.13d-(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  2  of  16  Pages
----------------------------------                  -----------------------

-------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSON
         |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         |Interprise Technology Partners, L.P.
-------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                    (a) |_|
         |
         |                                                                                     (b) |_|
-------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
-------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |WC
-------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                       |_|
-------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |State of Delaware
-------------------------------------------------------------------------------------------------------
                 |7     |SOLE VOTING POWER
                 |      |
                 |      |0
    NUMBER OF    |-------------------------------------------------------------------------------------
     SHARES      |8     |SHARED VOTING POWER
  BENEFICIALLY   |      |
    OWNED BY     |      |7,780,000
      EACH       |-------------------------------------------------------------------------------------
    REPORTING    |      |SOLE DISPOSITIVE POWER
     PERSON      |      |
      WITH       |9     |0
                 |-------------------------------------------------------------------------------------
                 |      |SHARED DISPOSITIVE POWER
                 |      |
                 |10    |7,780,000
-------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |7,780,000
-------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |
         |
-------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |32.3%
-------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |PN
-------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  3  of  16  Pages
----------------------------------                  -----------------------

----------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSON
         |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         |Miller Technology Management, L.P.
----------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                     (a) |_|
         |
         |                                                                                      (b) |_|
----------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
----------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |WC
----------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                        |_|
----------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |State of Delaware
----------------------------------------------------------------------------------------------------------
                 |7     |SOLE VOTING POWER
                 |      |
                 |      |0
   NUMBER OF     |----------------------------------------------------------------------------------------
     SHARES      |8     |SHARED VOTING POWER
  BENEFICIALLY   |      |
    OWNED BY     |      |7,780,000
      EACH       |----------------------------------------------------------------------------------------
   REPORTING     |9     |SOLE DISPOSITIVE POWER
     PERSON      |      |
      WITH       |      |0
                 |----------------------------------------------------------------------------------------
                 |10    |SHARED DISPOSITIVE POWER
                 |      |
                 |      |7,780,000
----------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |7,780,000
----------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |
         |
----------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |32.3%
----------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |PN
----------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  4  of  16  Pages
----------------------------------                  -----------------------

--------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSON
         |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         |MTM I, LLC
--------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (a) |_|
         |
         |                                                                                    (b) |_|
--------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
--------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |WC
--------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                      |_|
         |
         |
--------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |State of Delaware
--------------------------------------------------------------------------------------------------------
                 |7     |SOLE VOTING POWER
                 |      |
                 |      |0
   NUMBERS OF    |--------------------------------------------------------------------------------------
     SHARES      |8     |SHARED VOTING POWER
  BENEFICIALLY   |      |
    OWNED BY     |      |7,780,000
      EACH       |--------------------------------------------------------------------------------------
    REPORTING    |9     |SOLE DISPOSITIVE POWER
     PERSON      |      |
      WITH       |      |0
                 |--------------------------------------------------------------------------------------
                 |10    |SHARED DISPOSITIVE POWER
                 |      |
                 |      |7,780,000
--------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |7,780,000
--------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |
         |
--------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |32.3%
--------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |OO
--------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  5  of  16  Pages
----------------------------------                  -----------------------

------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSON
         |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         |Edmund R. Miller
------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                 (a) |_|
         |
         |                                                                                  (b) |_|
------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |WC, PF
------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                    |_|
------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |United States
------------------------------------------------------------------------------------------------------
                            |7     |SOLE VOTING POWER
                            |      |
                            |      |10,000
     NUMBER OF              |-------------------------------------------------------------------------
      SHARES                |8     |SHARED VOTING POWER
   BENEFICIALLY             |      |
     OWNED BY               |      |7,803,650
       EACH                 |-------------------------------------------------------------------------
     REPORTING              |9     |SOLE DISPOSITIVE POWER
      PERSON                |      |
       WITH                 |      |10,000
                            |-------------------------------------------------------------------------
                            |10    |SHARED DISPOSITIVE POWER
                            |      |
                            |      |7,803,650
---------|--------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |7,813,650
------------------------------------------------------------------------------------------------------
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |
         |
------------------------------------------------------------------------------------------------------
13       |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |32.4%
------------------------------------------------------------------------------------------------------
14       |TYPE OF REPORTING PERSON*
         |
         |IN
------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  6  of  16  Pages
----------------------------------                  -----------------------

----------------------------------------------------------------------------------------------------------------
1        |NAME OF REPORTING PERSON
         |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         |
         |David R. Parker
----------------------------------------------------------------------------------------------------------------
2        |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a) |_|
         |
         |                                                                                            (b) |_|
----------------------------------------------------------------------------------------------------------------
3        |SEC USE ONLY
         |
         |
----------------------------------------------------------------------------------------------------------------
4        |SOURCE OF FUNDS*
         |
         |WC, PF
----------------------------------------------------------------------------------------------------------------
5        |CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         |ITEMS 2(d) or 2(e)                                                                              |_|
         |
         |
----------------------------------------------------------------------------------------------------------------
6        |CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |United States
----------------------------------------------------------------------------------------------------------------
                 |7     |SOLE VOTING POWER
                 |      |
                 |      |35,000
  NUMBER OF      |----------------------------------------------------------------------------------------------
    SHARES       |8     |SHARED VOTING POWER
 BENEFICIALLY    |      |
   OWNED BY      |      |7,780,000
     EACH        |----------------------------------------------------------------------------------------------
  REPORTING      |9     |SOLE DISPOSITIVE POWER
    PERSON       |      |
     WITH        |      |35,000
                 |----------------------------------------------------------------------------------------------
                 |10    |SHARED DISPOSITIVE POWER
                 |      |
                 |      |7,780,000
----------------------------------------------------------------------------------------------------------------
11       |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |
         |7,815,000
----------------------------------------------------------------------------------------------------------------
         |
         |
12       |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------------
         |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
13       |32.4%
----------------------------------------------------------------------------------------------------------------
         |TYPE OF REPORTING PERSON*
         |
14       |IN
----------------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  7  of  16  Pages
----------------------------------                  -----------------------

ITEM 1            SECURITY AND ISSUER

                  This statement relates to the common stock, par value $.001 per share ("Common Stock"), of World Commerce Online, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of World Commerce Online, Inc. is 9677 Tradeport Drive, Orlando, Florida 32827.


ITEM 2            IDENTITY AND BACKGROUND

                  This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"): (1) Interprise Technology Partners, L.P., a Delaware limited partnership ("ITP"), by virtue of its direct beneficial ownership of the Issuer's Common Stock; (2) Miller Technology Management, L.P., a Delaware limited partnership ("Miller Technology"), as the sole general partner of ITP; (3) MTM I, LLC, a Delaware limited liability company ("MTM"), as the sole general partner of Miller Technology; (4) Edmund R. Miller, an individual, as a managing member of MTM; and (5) David R. Parker, an individual, as a managing member of MTM. Messrs. Miller and Parker constitute all of the managing members of MTM. ITP, Miller Technology, MTM, Mr. Miller and Mr. Parker are sometimes referred to herein individually as a "Reporting Person" and collective as the "Reporting Persons."

                  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information any other Reporting Person other than as provided in this statement.

                  The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

                  Interprise Technology Partners, L.P. is a Delaware limited partnership, of which the principal business is to manage a $110 million venture capital fund focusing on technology companies. The address of ITP's principal office is 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131. During the last five years, neither ITP nor, to the best knowledge of ITP, Miller Technology, the general partner of ITP, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which ITP or Miller Technology was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Miller Technology Management, L.P. is a Delaware limited partnership, of which the principal business is to hold partnership interests in ITP and to take action on behalf of ITP as the sole general partner of ITP. The address of Miller Technology's principal office is 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131. During the last five years, neither Miller Technology nor, to the best knowledge of Miller Technology, MTM, the general partner of ITP, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Miller Technology or MTM was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  8  of  16  Pages
----------------------------------                  -----------------------

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  MTM I, LLC is a Delaware limited liability company, of which the principal business is to hold partnership interests in Miller Technology and to take action on behalf of Miller Technology as the sole general partner of Miller Technology. The address of MTM's principal office is 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131. During the last five years, neither MTM nor, to the best knowledge of MTM, either Mr. Miller or Mr. Parker, together constituting all of the managing members of MTM, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MTM, Mr. Miller or Mr. Parker was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Each of Edmund R. Miller and David R. Parker is an individual having a business address c/o MTM I, LLC, 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131. Each of Mr. Miller's and Mr. Parker's principal occupation is to serve as a managing member of MTM. During the last five years, neither Mr. Miller nor Mr. Parker (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Miller or Mr. Parker, as applicable, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Both Mr. Miller and Mr. Parker are United States citizens.


ITEM 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  On nine separate occasions between August 14, 2000 and February 15, 2001, ITP made loans to the Issuer totaling in the aggregate $11,600,000. In connection with these loans, the Issuer issued to ITP nine warrants (collectively, the "Warrants"). One Warrant issued on February 15, 2001 gives ITP the right to purchase up to an aggregate of 80,000 shares of Common Stock at an exercise price of $1.00 per share. The eight Warrants issued between August 14, 2000 and January 30, 2001 initially gave ITP the right to purchase up to an aggregate of 535,000 shares of Common Stock at an exercise price of $4.00 per share. The Issuer and ITP have agreed to amend as of February 14, 2001 all eight such Warrants issued between August 14, 2000 and January 30, 2001 to reflect an amended exercise price of $1.00 per share. Currently, after giving effect to the amendment, ITP has the right to purchase up to an aggregate of 2,220,000 shares of Common Stock upon exercise of all nine Warrants, subject to adjustment under certain circumstances as provided in the Warrants, at an exercise price of $1.00 per share. In the event that the Warrants are exercised after the consummation of an investment of no less than $10 million (a "Series D Financing") in series D convertible preferred stock (a "Series D Preferred Stock"), the Warrants will become exercisable for Series D Preferred Stock issued in connection with the Series D Financing at an exercise price per share equal to

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  9  of  16  Pages
----------------------------------                  -----------------------

the lesser of $1.00 or the price per share of Series D Preferred Stock issued in the Series D Financing. In the event that the Warrants are exercised after a successful underwritten public offering of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which the aggregate net proceeds to the Issuer equal at least $10 million (a "Common Stock Qualified Investment") and a Series D Financing has not yet occurred, the Warrants will become exercisable for Common Stock at an exercise price per share equal to the lesser of $1.00 or the price per share of Common Stock issued in the Common Stock Qualified Investment. The exercise price of the shares underlying the Warrants may be paid in cash or by cashless exercise. Each Warrant expires five years after its initial date of issue. All of the Warrants became exercisable on February 14, 2001, with the exception of the Warrant issued on February 15, 2001 which was immediately exercisable upon issuance. Under Rule 13d-3(d)(1), ITP is deemed to own beneficially all securities that ITP has the right to acquire within 60 days. Accordingly, ITP is deemed to be the beneficial owner, for Rule 13d-3(d)(1) purposes, of 2,200,000 shares of Common Stock issuable pursuant to the Warrants.

                  ITP made prior acquisitions between March 1999 and January 2000 of 4,200,000 shares of the Issuer's series A convertible preferred stock, par value $.001 per share ("Series A Preferred Stock"), and 1,250,000 shares of the Issuer's series B convertible preferred stock, par value $.001 per share ("Series B Preferred Stock"), for an aggregate purchase price of $13,400,000. A warrant for 110,000 shares of Series B Preferred Stock (the "Series B Warrant") was issued in favor of ITP in connection with ITP's purchase of Series B Preferred Stock. The Series B Warrant was exercisable upon issuance and is outstanding and immediately exercisable.

                  The source of funds used to make loans and purchases of equity securities from the Issuer was the working capital of ITP. ITP funds its loans and stock purchases in the ordinary course by making capital calls to its capital partners. During the period of time between ITP's investments made in the ordinary course of ITP's business and the next capital call to its capital partners, ITP draws down on its line of credit, which outstanding balance is paid in full with the proceeds of the capital call. The line of credit is collateralized by the assets of ITP and is personally guaranteed by Messrs. Miller and Parker.


ITEM 4            PURPOSE OF TRANSACTION

                  ITP has purchased the Issuer's securities and has made loans to the Issuer for investment purposes. ITP, however, reserves the right to and may in the future change its purpose with respect to this investment depending on market conditions.

                  As discussed under Item 3 above, ITP acquired the Warrants in connection with loans made to the Issuer totaling in the aggregate $11,600,000. ITP currently does not anticipate exercising the Warrants. From time to time, ITP has made bridge financing available to the Issuer and ITP may continue to do so. ITP will decide whether to make future loans to the Issuer on a case-by-case basis upon the Issuer's demand therefor.

                  As discussed in the Issuer's quarterly report for the period ended September 30, 2000 filed on November 14, 2000, ITP has agreed to take, and ITP has taken, an active role in raising capital for the Issuer in the Series D Financing.

                  Mr. Parker is a member of the Issuer's board of directors. Other than as disclosed in this statement, the Reporting Persons presently are aware of no plans or proposals (other than to the extent of Mr. Parker's participation in the deliberations of the Issuer's board of directors and discussions with management in such capacity) which relate to or would result in any of the following:

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  10  of  16  Pages
----------------------------------                  -----------------------

                  (a) The acquisition by any person of additional securities of the Issuer, other than in connection with a Series D Financing, or the disposition of securities of the Issuer, other than up to an aggregate of 50,000 shares of Series A Preferred Stock to certain executives of the Issuer, as discussed in Item 6 below;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer, other than in connection with a Series D Financing;

                  (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j) Any action similar to any of those enumerated above.


ITEM 5            INTEREST IN SECURITIES OF THE ISSUER

                  (a)      (i)      Interprise Technology Partners, L.P.,
Miller Technology Management, L.P. and MTM I, LLC. Each of ITP, Miller Technology and MTM is the beneficial owner of 7,780,000 shares of Common Stock consisting of (1) 4,200,000 shares of Common Stock issuable upon the conversion of 4,200,000 shares of Series A Preferred Stock held by ITP into Common Stock on a one-to-one conversion ratio, (2) 1,250,000 shares of Common Stock issuable upon the conversion of 1,250,000 shares of Series B Preferred Stock held by ITP into Common Stock on a one-to-one conversion ratio, (3) 110,000 shares of Common Stock issuable upon the conversion of 110,000 shares of Series B Preferred Stock issuable upon the exercise of the Series B Warrant to purchase 110,000 shares of Series B Preferred Stock held by ITP, and (4) 2,220,000 shares of Common Stock issuable upon the exercise of the Warrants. Because MTM is

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  11  of  16  Pages
----------------------------------                  -----------------------

the sole general partner of Miller Technology and Miller Technology is the sole general partner of ITP, each of Miller Technology and MTM also beneficially owns these shares. The Common Stock beneficially owned by ITP, Miller Technology and MTM represents approximately 32.3% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1) and assuming that there are 16,283,646 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q for the period ended September 30, 2000 filed on November 14, 2000.

                           (ii)     Edmund R. Miller.  Mr. Miller is the
beneficial owner of 7,813,650 shares of Common Stock consisting of (1) the shares of Common Stock beneficially owned by MTM, of which Mr. Miller is a managing member, (2) 10,000 shares of Common Stock that are directly beneficially owned by Mr. Miller, and (3) 23,650 shares of Common Stock that are indirectly beneficially owned by Mr. Miller as the sole stockholder, director and executive officer of Southeast Investments International, Ltd. ("Southeast Investments"), an entity that directly beneficially owns those shares. The Common Stock beneficially owned by Mr. Miller represents approximately 32.4% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1) and assuming that there are 16,283,646 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q for the period ended September 30, 2000 filed on November 14, 2000.

                           (iii)    David R. Parker.  Mr. Parker is the
beneficial owner of 7,815,000 shares of Common Stock consisting of (1) the shares of Common Stock beneficially owned by MTM, of which Mr. Parker is a managing member, (2) 10,000 shares of Common Stock that are directly beneficially owned by Mr. Parker, and (3) 25,000 shares of Common Stock issuable upon the conversion of 25,000 shares of Series B Preferred Stock held by Mr. Parker into Common Stock on a one-to-one conversion ratio. The Common Stock beneficially owned by Mr. Parker represents approximately 32.4% of the Issuer's outstanding Common Stock (calculated as required by Rule 13d-3(d)(1) and assuming that there are 16,283,646 shares of Common Stock outstanding, as reported in the Issuer's Form 10-Q for the period ended September 30, 2000 filed on November 14, 2000.

                  (c)      (i)      Interprise Technology Partners, L.P. ITP
shares with the other Reporting Persons voting and dispositive power over 7,780,000 shares of Common Stock. There are no shares of Common Stock over which ITP has sole voting or dispositive power.

                           (ii)     Miller Technology Management, L.P.  Miller
Technology shares with the other Reporting Persons voting and dispositive power over 7,780,000 shares of Common Stock. There are no shares of Common Stock over which ITP has sole voting or dispositive power.

                           (iii)    MTM I, LLC.  MTM shares with the other
Reporting Persons voting and dispositive power over 7,780,000 shares of Common Stock. There are no shares of Common Stock over which ITP has sole voting or dispositive power.

                           (iv)     Edmund R. Miller.  Mr. Miller shares with
the other Reporting Persons voting and dispositive power over 7,780,000 shares of Common Stock and with Southeast Investments voting and dispositive power over 23,650 shares of Common Stock. Mr. Miller has sole voting and dispositive power over 10,000 shares of Common Stock.

                           Southeast Investments International, Ltd. is a
corporation organized under the laws of the Cayman Islands. Southeast Investments' principal business is investment management. The

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  12  of  16  Pages
----------------------------------                  -----------------------

address of its principal office is 1001 Brickell Bay Drive, 30th Floor, Miami, Florida 33131. During the past five years, to the knowledge of Mr. Miller, Southeast Investments (1) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Information on Mr. Miller's identity and background as the sole director and executive officer of Southeast Investments are as described in Item 2 above.

                           (v)      David R. Parker.  Mr. Parker shares with
the other Reporting Persons voting and dispositive power over 7,780,000 shares of Common Stock. Mr. Parker has sole and dispositive voting power over 35,000 shares of Common Stock.

                  (c) Except as reported in this statement, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

                  (d) No person, other than the respective Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by such Reporting Person.

                  (e)      Not applicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  As described in Item 3 above, ITP has made nine loans to the Issuer totaling in the aggregate $11,600,000. The six loans made between August 14, 2000 and December 28, 2000 mature on April 12, 2001. Those six loans total in the aggregate $10,250,000. The three loans made between January 3, 2001 and February 15, 2001 are repayable immediately upon demand made by ITP. A number of the loans are secured by the Issuer's assets against which UCC-1 financing statements have been filed pursuant to the terms of the loan and pledge agreement executed in connection with each loan. A copy of the form of loan and pledge agreement is filed as an exhibit to this statement and is incorporated herein by reference. A promissory note has been executed in connection with each loan as required by each loan and pledge agreement.

                  As described in Item 3 above, ITP holds the nine Warrants to purchase up to 2,220,000 shares of Common Stock, all of which warrants were issued in connection with bridge financing provided by ITP. All of the Warrants currently are exercisable in full at an exercise price of $1.00 per share for cash or cashless exercise. A copy of the form of Warrant is filed as an exhibit to this statement and is incorporated herein by reference.

                  As described in Item 3 above, ITP holds 4,200,000 shares of Series A Preferred Stock and 1,250,000 shares of Series B Preferred Stock. The Series A Preferred Stock and the Series B Preferred Stock are convertible immediately into Common Stock on the basis of a one-to-one conversion ratio. The Issuer must redeem the outstanding Series A Preferred Stock and Series B Preferred Stock upon request

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  13  of  16  Pages
----------------------------------                  -----------------------

made by a majority of the holders in the event that certain conditions are satisfied or after April 1, 2001. Under certain circumstances, the Issuer may require the holders thereof to submit their shares of Series A Preferred Stock and/or Series B Preferred Stock for redemption. The rights and terms of the Series A Preferred Stock and the Series B Preferred Stock are as set forth in the respective certificates of designation, which have been filed with the SEC by the Issuer as exhibit 3.2 and exhibit 3.6, respectively, to the Issuer's Registration Statement on Form 10-12G filed on February 14, 1999 and are incorporated herein by reference.

                  As described in Item 3 above, ITP holds a Series B Warrant to purchase 110,000 shares of Series B Preferred Stock, which warrant was issued in connection with ITP's purchase of Series B Preferred Stock. The Series B Warrant currently is exercisable in full at an exercise price of $4.00 per share, subject to adjustment under certain circumstances as provided therein, and expires on October 31, 2004. A copy of the Series B Warrant has been filed with the SEC by the Issuer as exhibit 4.9 to the Issuer's Registration Statement on Form 10-12G filed on February 14, 1999 and is incorporated herein by reference.

                  The Issuer entered into an amended and restated registration rights agreement, dated as of April 29, 1999 (the "Registration Rights Agreement"), with ITP and other stockholders of the issuer. The Registration Rights Agreement was amended by Amendment Number One to the Amended and Restated Registration Rights Agreement, dated as of December 6, 2000 ("Amendment Number One"; together with the Registration Rights Agreement, the "Amended Registration Rights Agreement"). Pursuant to the Amended Registration Rights Agreement, certain stockholders and warrant holders have the right in certain circumstances to require the Issuer to register their shares of Common Stock for resale under the Securities Act of 1933, as amended. Except in limited circumstances, the Issuer is obligated to pay all expenses in connection with such registration. A copy of the Registration Rights Agreement has been filed with the SEC by the Issuer as exhibit 3.1 to the Issuer's Quarterly Report on Form 10-Q filed on August 15, 2000 and is incorporated herein by reference. A copy of Amendment Number One is filed as an exhibit to this statement and is incorporated herein by reference.

                  As mentioned in Item 4 above, on October 2, 2000, the Issuer and ITP entered into an agreement pursuant to which ITP agreed to take an active role in raising capital for the Issuer through Series D Financing under terms substantially similar to the terms of other preferred stock financings of the Issuer. The parties currently have agreed upon an amended price per share of Series D Preferred Stock at $1.00 per share. For ITP's role in counseling the Issuer through a Series D Financing, the Issuer agreed to pay to MTM, ITP's general partner, a consulting fee in the amount of $600,000. A copy of the agreement setting forth the proposed terms of the Series D Financing is filed as an exhibit to this statement and is incorporated herein by reference.

                  In connection with Michael Poole assuming the position of chief executive officer of the Issuer, ITP and Mr. Poole agreed upon a possible sale by ITP to Mr. Poole of up to 25,000 shares of Series A Preferred Stock owned by ITP at a purchase price of $2.00 per share.

                  In connection with Joseph Dugan, the Issuer's president, bringing certain strategic relationships to the Issuer, ITP, the Issuer and Mr. Dugan discussed a possible sale by ITP to Mr. Dugan of up to 25,000 shares of Series A Preferred Stock owned by ITP at a purchase price of $2.00 per share. No formal agreement has been reached by the parties with respect to the sale and purchase of such shares.

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  14  of  16  Pages
----------------------------------                  -----------------------

                  As mentioned in Item 3 above, ITP's assets, including the Issuer's securities owned by ITP, serve as collateral for the line of credit used by ITP in the ordinary course of its business. Additionally, the line of credit is personally guaranteed by Messrs. Miller and Parker. Any balance on the line of credit is paid in full upon the receipt of the proceeds of a capital call made by ITP.


ITEM 7            MATERIAL TO BE FILED AS EXHIBITS

Exhibit                               Description
-------                               -----------
1.       Joint Filing Agreement.

2.       Form of Warrant in favor of Interprise Technology Partners, L.P.
         issued by World Commerce Online, Inc., dated January 30, 2001.

3. Form of Loan and Pledge Agreement, dated January 30, 2001, by and between World Commerce Online, Inc., as borrower, and Interprise
         Technology Partners, L.P., as lender.

4.       Amendment Number One to the Amended and Restated Registration Rights
         Agreement, dated December 6, 2000, by and among World Commerce
         Online, Inc., Interprise Technology Partners, L.P., and certain other stockholders.

5.       Summary Terms and Conditions for Proposed Investment in World
         Commerce Online, Inc.--Series D Convertible Preferred Stock, dated
         October 2, 2000, by and between World Commerce Online, Inc. and
         Interprise Technology Partners, L.P.

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  15  of  16  Pages
----------------------------------                  -----------------------


                                  SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 26, 2001                     Interprise Technology Partners, L.P.
                                             By: Miller Technology Management, L.P.,
                                                    its General Partner
                                                  By: MTM I, LLC, its General Partner

                                             /s/ DAVID R. PARKER
                                             ------------------------------------------
                                             David R. Parker, Managing Member



Date:  February 26, 2001                     Miller Technology Management, L.P.
                                             By:  MTM I, LLC, its General Partner

                                             /s/ DAVID R. PARKER
                                             ------------------------------------------
                                             David R. Parker, Managing Member


Date:  February 26, 2001                     MTM I, LLC

                                             /s/ DAVID R. PARKER
                                             ------------------------------------------
                                              David R. Parker, Managing Member


Date:  February 26, 2001                     /s/ EDMUND R. MILLER
                                             ------------------------------------------
                                              Edmund R. Miller


Date:  February 26, 2001                     /s/ DAVID R. PARKER
                                             ------------------------------------------
                                              David R. Parker

                                 SCHEDULE 13D

----------------------------------                  -----------------------
CUSIP No.  98144Q10                                 Page  16  of  16  Pages
----------------------------------                  -----------------------


                                EXHIBIT INDEX

Exhibit                              Description
-------                              -----------
1.       Joint Filing Agreement.

2.       Form of Warrant in favor of Interprise Technology Partners, L.P.
         issued by World Commerce Online, Inc., dated January 30, 2001.

3. Form of Loan and Pledge Agreement, dated January 30, 2001, by and between World Commerce Online, Inc., as borrower, and Interprise
         Technology Partners, L.P., as lender.

4.       Amendment Number One to the Amended and Restated Registration Rights
         Agreement, dated December 6, 2000, by and among World Commerce
         Online, Inc., Interprise Technology Partners, L.P., and certain other stockholders.

5.       Summary Terms and Conditions for Proposed Investment in World
         Commerce Online, Inc.--Series D Convertible Preferred Stock, dated
         October 2, 2000, by and between World Commerce Online, Inc. and
         Interprise Technology Partners, L.P.